05-11-03 15:48 011 30379076 SUZANO HOLDING ->0002112127151399 ECM Pag. 02



SUZANO

Av. Brigadeiro Faria Lima, 1355 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076



03037192

October 31, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St. N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File N°. 82-3550

Ladies and Gentlemen,

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the *Notice to Shareholders* released by the Company in Brazil in Portuguese on October 31, 2003.

Very truly yours,



Bernardo Szpigel
Executive Officer for Investor Relations





SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

Companhia Suzano de Papel e Celulose (the "Company"), further to its announcement in the Fato Relevante dated October 06, 2003, informs its shareholders and the market that:

The standard trading lot of the Company's preferred shares on the São Paulo Stock Exchange – BOVESPA will change from 1,000 to 100 shares, as of November 3, 2003.

This measure will reduce the minimum required investment in the Company's preferred shares and will permit greater participation of individual investors and investment clubs in the overall trading volume.

This step is consistent with the Company's strategy of encouraging the diversification and expansion of its shareholder base, and is a fundamental step towards increasing the liquidity and reducing the price volatility of the preferred shares.

São Paulo, October 31, 2003



Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Notice to Shareholders will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.



Av. Brigadeiro Faria Lima, 1355 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

October 31, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File N°. 82-3550

Ladies and Gentlemen,

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the *Notice to Shareholders* released by the Company in Brazil in Portuguese on October 31, 2003.

Very truly yours,



Bernardo Szpigel
Executive Officer for Investor Relations



SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. Nº. 60.651.726/0001-16

NOTICE TO SHAREHOLDERS

Companhia Suzano de Papel e Celulose (the "Company"), further to its announcement in the Fato Relevante dated October 06, 2003, informs its shareholders and the market that:

The standard trading lot of the Company's preferred shares on the São Paulo Stock Exchange – BOVESPA will change from 1,000 to 100 shares, as of November 3, 2003.

This measure will reduce the minimum required investment in the Company's preferred shares and will permit greater participation of individual investors and investment clubs in the overall trading volume.

This step is consistent with the Company's strategy of encouraging the diversification and expansion of its shareholder base, and is a fundamental step towards increasing the liquidity and reducing the price volatility of the preferred shares.

São Paulo, October 31, 2003



Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Notice to Shareholders will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.



Av. Brigadeiro Faria Lima, 1355 - 10th floor
01452-919 - São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

November 03, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File N°. _82-3550

Ladies and Gentlemen,

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the *Notice to the Market* released by the Company in Brazil in Portuguese on November 03, 2003.

Very truly yours,



Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Notice to the Market will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.



SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. nº 60.651.726/0001-16

NOTICE TO THE MARKET

In compliance with Instruction No. 358 of January 3, 2002, of the Brazilian Exchange Commission ("CVM"), Companhia Suzano de Papel e Celulose ("Company") and its Controlling Company, Suzano Holding S.A. ("Suzano Holding") inform the public that on October 6, 2003 they have filed a request with CVM for registration of a primary public offering of common and preferred shares issued by the Company, and for registration of a secondary public offering of preferred shares issued by the Company and held by Shareholders Suzano Holding, J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (jontly referred to as "Selling Shareholders"), all of them registered shares without par value. The primary and secondary public offerings of the shares of the Company shall be made simultaneously by the Company and by the Selling Shareholders ("Offering").

The Offering

The object of this Offering is thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) shares issued by the Company ("Shares"), of which (i) five million (5,000,000) are common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), which shall be issued by the Company, within the limits of the authorized capital stock according to the Bylaws, and (ii) twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares held by the Selling Shareholders ("Preferred Shares Object of the Secondary Offering" and, together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares").

This total of thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) Shares object of the Offering, within the period of thirty (30) days after publication of the Initial Announcement of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company, may be added by up to five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company, held by the Selling Shareholders, for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering ("Additional Shares").

The Offering shall be coordinated by Banco UBS S.A. ("UBS") and Unibanco - União de Bancos Brasileiros S.A. ("Unibanco" and, together with UBS, "Coordinators"). The Preferred Shares shall be the object of primary and secondary public offerings in Brazil, in the non-organized over-the-counter market, in compliance with CVM Instruction No. 13 of September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988

("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under *Rule 144-A* ("Rule 144A") and under *Regulation S* ("Regulation S") of the *United States Securities Act of 1933*, as amended ("*Securities Act*"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the *Securities and Exchange Commission*.

For this purpose, the Company and the Selling Shareholders engaged UBS Securities LLC, Unibanco - União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities Inc. ("International Placement Agents") to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the *Securities Act of 1933*, as amended ("*Securities Act*"), and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the *Securities Act*, and under the terms of the *Agency Agreement*, to be entered into by and between the Company, Selling Shareholders and the International Placement Agents. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

After the concession of the relevant registration for the primary public offering, and secondary public offering by CVM, the Coordinators shall carry out the public offering of the total Preferred Shares object of the Offering under firm guarantee of subscription and acquisition regime, and the total Common Shares object of the Offering shall be placed by the Coordinators under the regime of best placement efforts. Suzano Holding S.A. shall provide firm guarantee of subscription of the total Common Shares object of the Offering.

Participation of Shareholders and Investors

The Coordinators, under the terms of CVM Instruction No. 13/80 and CVM Instruction No. 88/88 and all other institutions that were subcontracted by them to participate in the Offering as shown below ("Subcontracted Participants") shall place the Shares with: (a) Shareholders of the Company that submit a Shares Reservation Request (as defined below), (b) investors that are natural persons or legal entities not considered as Institutional Investors and who submit the Reservation Request for Preferred Shares ("Non-Institutional Investors"), (c) investment clubs registered with the São Paulo Stock Exchange - BOVESPA, according to the regulations currently in force, that submit a Reservation Request for Preferred Shares ("Investment Clubs") and (d) Institutional Investors, observing the conditions described in the item "*Distribution Procedures*" below.

Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [Brazilian Central Bank] insurance companies, private pension and capitalization funds and other Institutional Investors ("Institutional Investors").

Distribution Procedures

After the concession of the relevant registration by CVM, a primary public offering, and a secondary public offering shall be made by the Coordinators of the Offering, and by the other institutions subcontracted by them to participate in the Offering, in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, observing the provisions given below. The Shares to be subscribed and/or acquired under this Offering shall be entitled to receive full dividends relative to the fiscal year ended on December 31, 2003, and shall be entitled also to receive, as from the date of their issuance and/or sale, all other benefits granted to the other holders of Common Shares and Preferred Shares issued by the Company, according to the provisions of Law No. 6404, of December 15, 1976 ("Corporate Law"), and according to the Company's By-laws.

Reservation Period

The Shareholders of the Company shall be granted a period of nine (9) business days, beginning on November 6, 2003 and ending on November 18, 2003, inclusive, ("Reservation Period"), that may be extended by the Coordinators, to place their reservation requests by filling out a specific form ("Reservation Request"), for the subscription of Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs may also submit Reservation Requests for the subscription and/or acquisition of Preferred Shares during the Reservation Period. The Shareholders of the Company, Non-Institutional Investors and the Investment Clubs shall submit their Reservation Requests at the offices of the Coordinators and of the Subcontracted Participants, indicated below. The Shareholders of the Company, Non-Institutional Investors and Investment Clubs that are interested in submitting reservation requests during the Reservation Period must carefully read the terms and conditions stipulated in the Reservation Requests, especially as regards the conditions set for deposit and return of values, the possibility of presentation of bank guarantee by the shareholders, settlement of the Offering and the limits for the subscription and/or acquisition of the Shares.

Reservation Request submitted by Shareholders that hold Preferred Shares

Shareholders that hold Preferred Shares issued by the Company, that are interested in subscribing Preferred Shares, during the Reservation Period described above, must place the Reservation Request in compliance with the conditions described below. The Reservation Request for Preferred Shares shall be made against full cash deposit in national currency of the amount of the investment, at the time of reservation, or against presentation of a bank guarantee letter assuring payment of the amount invested. There shall be no minimum amount for placing a Reservation Request by shareholders that hold Preferred Shares issued by the Company. Each shareholder that holds Preferred Shares issued by the Company may place its Reservation Request so that the shareholder may subscribe Preferred Shares up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003. All Reservation Requests for Preferred Shares placed by Shareholders of the Company shall be accepted up to the number of Preferred Shares offered, and there will be no apportionment among the shareholders.

Likewise, the provisions of sub-items (b) and (e), of the item *"Reservation Request by Non-Institutional Investors and by Investment Clubs"* below shall apply also to Shareholders of the Company that submit Reservation Request for Preferred Shares.

Reservation Request by Shareholders that hold Common Shares

Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two percent (92%) of its Common Shares, shall submit its Reservation Request and will fill out its subscription form with UBS so that it is assured the subscription of all Common Shares that are the object of this Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

Reservation Request by Non-Institutional Investors and by Investment Clubs

The Preferred Shares object of the Offering that are not subscribed by Shareholders of the Company that submitted Reservation Requests shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests for Preferred Shares submitted by the Shareholders of the Company, under the following conditions:

(a) the Non-Institutional Investors and Investment Clubs interested shall submit reservations for the Preferred Shares, by filling out the Reservation Request, making a full cash deposit in national currency for the amount of the investment, observing a minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investors, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(b) on the date of settlement of the Offering, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request is submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions [*Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira - CPMF*] ("CPMF"), within five (5) business days of the date of Settlement of the Offering;

(c) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the total Preferred Shares that remain from the Offering after acceptance of the Reservation Requests of the Shareholders of the Company, as stipulated above, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(d) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the Shareholders of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(e) in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, after deducting the CPMF tax, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

Institutional Investors

The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors are not allowed and there is no stipulation of minimum or maximum values for investment.

If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

Issuance and/or Sales Price

The issuance price of the Common Shares and issuance/sales price of the Preferred Shares shall be fixed after (a) submittal of the Reservation Requests during the Reservation Period, and (b) conclusion of the bookbuilding process, to be conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of the Corporate Law, and adopting as parameter the price of the Preferred Shares as quoted by the São Paulo Stock Exchange BOVESPA (since its Common Shares do not have liquidity), on the date when the issuance price of the Shares is set, admitting premium or discount over the average

weighted price of the Preferred Shares issued by the Company quoted by BOVESPA on that date, based on market conditions. The issuance price of the Shares shall be approved by the Board of Directors of the Company, before concession of the registration of these public offerings by CVM.

The Shareholders of the Company, Non-Institutional Investors, and Investment Clubs that submitted Reservation Requests shall not have direct participation in the issuance price-setting process of the Shares, and such investors shall note that the price for subscription and/or acquisition may be different, higher or lower, in relation to the prices of the Preferred Shares issued by the Company quoted by the São Paulo Stock Exchange BOVESPA, on the date of definition of the issuance price of the Shares or on the date of submittal of the respective Reservation Request.

Stabilization

A mechanism shall be created for stabilization of the price of the Preferred Shares object of the Offering, and UBS, at its exclusive discretion, may perform activities for stabilization of the price of the Preferred Shares that shall be ruled by the Private Agreement for Stabilization of the Price of the Preferred Shares, which shall be previously submitted to analysis and approval of CVM.

Additional Information

It is recommended to investors and Shareholders of the Company, before making any investment decision, the reading of the Preliminary Prospectus of the Offering. The investors who wish to receive the Preliminary Prospectus or additional information may go, as from November 4, 2003, to the headquarters of Unibanco · União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, São Paulo, State of São Paulo, or to the offices of Banco UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo and at Praia de Botafogo, No. 228, 16° andar, Ala B, in Rio de Janeiro, State of Rio de Janeiro, or to the offices of the Subcontracted Participants indicated below. Additionally, the Preliminary Prospectus shall be available at CVM, located at Rua Sete de Setembro, No. 111, 5° andar, Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Formosa, No. 367, 20° andar, Centro, in São Paulo, State of São Paulo.
"Read the Preliminary Prospectus before accepting the Offering".

Additional information on the Offering and reservation procedures may be obtained from Unibanco, at telephone No. (11) 3097.4577, from UBS at telephone No. (21) 2555.3020 and from the offices of the Subcontracted Participants indicated below. The full text of this Communication to the Market, as well as the Preliminary Prospectus of the Offering, is available at the website of Unibanco www.unibanco.com. Additional information on the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities) to participate in this Offering in the capacity of Subcontracted Participant may be obtained from the website of Companhia Brasileira de Liquidação e Custódia - CBLC www.cblc.com.br. The Company and the Coordinators of the Offering shall present a road show of the Offering to investors on November 4, 2003, at 8:30 a.m. in the city of São Paulo, at the Hotel Intercontinental, located at Alameda Santos, 1123.

According to article 9 of CVM Instruction No. 13/80 and article 9 of CVM Instruction No. 88/88, Bank UBS S.A., in its capacity as leading institution of the primary public offering and secondary public offering, has filed the respective request for registration of the Offering with CVM on October 6, 2003, and this Offering is subject to the previous approval by CVM.

Each Shareholder and/or Institutional Investor and/or Investment Club may submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

The Coordinators and Subcontracted Participants shall only accept Reservation Request submitted by investors holders of bank account or investment account open with the Bank and kept by the respective investor. The shareholders that wish to submit a Reservation Request for Shares of the Company through presentation of bank guarantee letter shall do this exclusively through the offices of Bank UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6º andar, São Paulo, State of São Paulo. Following are the addresses of the Coordinators and Subcontracted Participants where the Shareholders of the Company, Non-Institutional Investors and Investment Clubs may go to submit their reservations of Preferred Shares of the Company:

- **Bank UBS S.A.**
  Av. Juscelino Kubitschek, No. 50, 6º andar, São Paulo, State of São Paulo
- **Unibanco – União de Bancos Brasileiros S.A.**
  All branches of the Unibanco União de Bancos Brasileiros S.A.
- **Brokers**
  Offices of the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia to participate in the Offering

São Paulo, November 3, 2003.

Companhia Suzano de Papel e Celulose



Coordinators of the Offering


UBS Investment Bank


UNIBANCO

The securities referred to in this Notice to the Market will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.


SUZANO

Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-8070/9070 Fax: 55 11 3037-9076

November 03, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File N°. _82-3550

Ladies and Gentlemen,

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the *Notice to the Market* released by the Company in Brazil in Portuguese on November 03, 2003.

Very truly yours,



Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Notice to the Market will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.



SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. nº 60.651.726/0001-16

NOTICE TO THE MARKET

In compliance with Instruction No. 358 of January 3, 2002, of the Brazilian Exchange Commission ("CVM"), Companhia Suzano de Papel e Celulose ("Company") and its Controlling Company, Suzano Holding S.A. ("Suzano Holding") inform the public that on October 6, 2003 they have filed a request with CVM for registration of a primary public offering of common and preferred shares issued by the Company, and for registration of a secondary public offering of preferred shares issued by the Company and held by Shareholders Suzano Holding, J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (jontly referred to as "Selling Shareholders"), all of them registered shares without par value. The primary and secondary public offerings of the shares of the Company shall be made simultaneously by the Company and by the Selling Shareholders ("Offering").

The Offering

The object of this Offering is thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) shares issued by the Company ("Shares"), of which (i) five million (5,000,000) are common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), which shall be issued by the Company, within the limits of the authorized capital stock according to the Bylaws, and (ii) twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares held by the Selling Shareholders ("Preferred Shares Object of the Secondary Offering" and, together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares").

This total of thirty-nine million, one hundred and seventy-three thousand, one hundred and sixty-two (39,173,162) Shares object of the Offering, within the period of thirty (30) days after publication of the Initial Announcement of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company, may be added by up to five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company, held by the Selling Shareholders, for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering ("Additional Shares").

The Offering shall be coordinated by Banco UBS S.A. ("UBS") and Unibanco - União de Bancos Brasileiros S.A. ("Unibanco" and, together with UBS, "Coordinators"). The Preferred Shares shall be the object of primary and secondary public offerings in Brazil, in the non-organized over-the-counter market, in compliance with CVM Instruction No. 13 of September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988

("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under *Rule 144-A* ("Rule 144A") and under *Regulation S* ("Regulation S") of the *United States Securities Act of 1933*, as amended ("*Securities Act*"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the *Securities and Exchange Commission*.

For this purpose, the Company and the Selling Shareholders engaged UBS Securities LLC, Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities Inc. ("International Placement Agents") to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the *Securities Act of 1933*, as amended ("*Securities Act*"), and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the *Securities Act*, and under the terms of the *Agency Agreement*, to be entered into by and between the Company, Selling Shareholders and the International Placement Agents. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

After the concession of the relevant registration for the primary public offering, and secondary public offering by CVM, the Coordinators shall carry out the public offering of the total Preferred Shares object of the Offering under firm guarantee of subscription and acquisition regime, and the total Common Shares object of the Offering shall be placed by the Coordinators under the regime of best placement efforts. Suzano Holding S.A. shall provide firm guarantee of subscription of the total Common Shares object of the Offering.

Participation of Shareholders and Investors

The Coordinators, under the terms of CVM Instruction No. 13/80 and CVM Instruction No. 88/88 and all other institutions that were subcontracted by them to participate in the Offering as shown below ("Subcontracted Participants") shall place the Shares with: (a) Shareholders of the Company that submit a Shares Reservation Request (as defined below), (b) investors that are natural persons or legal entities not considered as Institutional Investors and who submit the Reservation Request for Preferred Shares ("Non-Institutional Investors"), (c) investment clubs registered with the São Paulo Stock Exchange - BOVESPA, according to the regulations currently in force, that submit a Reservation Request for Preferred Shares ("Investment Clubs") and (d) Institutional Investors, observing the conditions described in the item "*Distribution Procedures*" below.

Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [Brazilian Central Bank] insurance companies, private pension and capitalization funds and other Institutional Investors ("Institutional Investors").

Distribution Procedures

After the concession of the relevant registration by CVM, a primary public offering, and a secondary public offering shall be made by the Coordinators of the Offering, and by the other institutions subcontracted by them to participate in the Offering, in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, observing the provisions given below. The Shares to be subscribed and/or acquired under this Offering shall be entitled to receive full dividends relative to the fiscal year ended on December 31, 2003, and shall be entitled also to receive, as from the date of their issuance and/or sale, all other benefits granted to the other holders of Common Shares and Preferred Shares issued by the Company, according to the provisions of Law No. 6404, of December 15, 1976 ("Corporate Law"), and according to the Company's By-laws.

Reservation Period

The Shareholders of the Company shall be granted a period of nine (9) business days, beginning on November 6, 2003 and ending on November 18, 2003, inclusive, ("Reservation Period"), that may be extended by the Coordinators, to place their reservation requests by filling out a specific form ("Reservation Request"), for the subscription of Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs may also submit Reservation Requests for the subscription and/or acquisition of Preferred Shares during the Reservation Period. The Shareholders of the Company, Non-Institutional Investors and the Investment Clubs shall submit their Reservation Requests at the offices of the Coordinators and of the Subcontracted Participants, indicated below. The Shareholders of the Company, Non-Institutional Investors and Investment Clubs that are interested in submitting reservation requests during the Reservation Period must carefully read the terms and conditions stipulated in the Reservation Requests, especially as regards the conditions set for deposit and return of values, the possibility of presentation of bank guarantee by the shareholders, settlement of the Offering and the limits for the subscription and/or acquisition of the Shares.

Reservation Request submitted by Shareholders that hold Preferred Shares

Shareholders that hold Preferred Shares issued by the Company, that are interested in subscribing Preferred Shares, during the Reservation Period described above, must place the Reservation Request in compliance with the conditions described below. The Reservation Request for Preferred Shares shall be made against full cash deposit in national currency of the amount of the investment, at the time of reservation, or against presentation of a bank guarantee letter assuring payment of the amount invested. There shall be no minimum amount for placing a Reservation Request by shareholders that hold Preferred Shares issued by the Company. Each shareholder that holds Preferred Shares issued by the Company may place its Reservation Request so that the shareholder may subscribe Preferred Shares up to the number of shares required for maintenance of the shareholder's proportional interest in the capital stock, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003. All Reservation Requests for Preferred Shares placed by Shareholders of the Company shall be accepted up to the number of Preferred Shares offered, and there will be no apportionment among the shareholders.

Likewise, the provisions of sub-items (b) and (e), of the item *"Reservation Request by Non-Institutional Investors and by Investment Clubs"* below shall apply also to Shareholders of the Company that submit Reservation Request for Preferred Shares.

Reservation Request by Shareholders that hold Common Shares

Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two percent (92%) of its Common Shares, shall submit its Reservation Request and will fill out its subscription form with UBS so that it is assured the subscription of all Common Shares that are the object of this Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

Reservation Request by Non-Institutional Investors and by Investment Clubs

The Preferred Shares object of the Offering that are not subscribed by Shareholders of the Company that submitted Reservation Requests shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests for Preferred Shares submitted by the Shareholders of the Company, under the following conditions:

(a) the Non-Institutional Investors and Investment Clubs interested shall submit reservations for the Preferred Shares, by filling out the Reservation Request, making a full cash deposit in national currency for the amount of the investment, observing a minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investors, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(b) on the date of settlement of the Offering, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request is submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions [*Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira - CPMF*] ("CPMF"), within five (5) business days of the date of Settlement of the Offering;

(c) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the total Preferred Shares that remain from the Offering after acceptance of the Reservation Requests of the Shareholders of the Company, as stipulated above, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(d) if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the Shareholders of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(e) in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, after deducting the CPMF tax, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

Institutional Investors

The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors are not allowed and there is no stipulation of minimum or maximum values for investment.

If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

Issuance and/or Sales Price

The issuance price of the Common Shares and issuance/sales price of the Preferred Shares shall be fixed after (a) submittal of the Reservation Requests during the Reservation Period, and (b) conclusion of the bookbuilding process, to be conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of the Corporate Law, and adopting as parameter the price of the Preferred Shares as quoted by the São Paulo Stock Exchange BOVESPA (since its Common Shares do not have liquidity), on the date when the issuance price of the Shares is set, admitting premium or discount over the average

weighted price of the Preferred Shares issued by the Company quoted by BOVESPA on that date, based on market conditions. The issuance price of the Shares shall be approved by the Board of Directors of the Company, before concession of the registration of these public offerings by CVM.

The Shareholders of the Company, Non-Institutional Investors, and Investment Clubs that submitted Reservation Requests shall not have direct participation in the issuance price-setting process of the Shares, and such investors shall note that the price for subscription and/or acquisition may be different, higher or lower, in relation to the prices of the Preferred Shares issued by the Company quoted by the São Paulo Stock Exchange BOVESPA, on the date of definition of the issuance price of the Shares or on the date of submittal of the respective Reservation Request.

Stabilization

A mechanism shall be created for stabilization of the price of the Preferred Shares object of the Offering, and UBS, at its exclusive discretion, may perform activities for stabilization of the price of the Preferred Shares that shall be ruled by the Private Agreement for Stabilization of the Price of the Preferred Shares, which shall be previously submitted to analysis and approval of CVM.

Additional Information

It is recommended to investors and Shareholders of the Company, before making any investment decision, the reading of the Preliminary Prospectus of the Offering. The investors who wish to receive the Preliminary Prospectus or additional information may go, as from November 4, 2003, to the headquarters of Unibanco União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, São Paulo, State of São Paulo, or to the offices of Banco UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6° andar, São Paulo, State of São Paulo and at Praia de Botafogo, No. 228, 16° andar, Ala B, in Rio de Janeiro, State of Rio de Janeiro, or to the offices of the Subcontracted Participants indicated below. Additionally, the Preliminary Prospectus shall be available at CVM, located at Rua Sete de Setembro, No. 111, 5° andar, Rio de Janeiro, State of Rio de Janeiro, as well as at Rua Formosa, No. 367, 20° andar, Centro, in São Paulo, State of São Paulo.
"Read the Preliminary Prospectus before accepting the Offering".

Additional information on the Offering and reservation procedures may be obtained from Unibanco, at telephone No. (11) 3097.4577, from UBS at telephone No. (21) 2555.3020 and from the offices of the Subcontracted Participants indicated below. The full text of this Communication to the Market, as well as the Preliminary Prospectus of the Offering, is available at the website of Unibanco www.unibanco.com. Additional information on the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities) to participate in this Offering in the capacity of Subcontracted Participant may be obtained from the website of Companhia Brasileira de Liquidação e Custódia - CBLC www.cblc.com.br. The Company and the Coordinators of the Offering shall present a road show of the Offering to investors on November 4, 2003, at 8:30 a.m. in the city of São Paulo, at the Hotel Intercontinental, located at Alameda Santos, 1123.

According to article 9 of CVM Instruction No. 13/80 and article 9 of CVM Instruction No. 88/88, Bank UBS S.A., in its capacity as leading institution of the primary public offering and secondary public offering, has filed the respective request for registration of the Offering with CVM on October 6, 2003, and this Offering is subject to the previous approval by CVM.

Each Shareholder and/or Institutional Investor and/or Investment Club may submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

The Coordinators and Subcontracted Participants shall only accept Reservation Request submitted by investors holders of bank account or investment account open with the Bank and kept by the respective investor. The shareholders that wish to submit a Reservation Request for Shares of the Company through presentation of bank guarantee letter shall do this exclusively through the offices of Bank UBS S.A., at Av. Juscelino Kubitschek, No. 50, 6º andar, São Paulo, State of São Paulo. Following are the addresses of the Coordinators and Subcontracted Participants where the Shareholders of the Company, Non-Institutional Investors and Investment Clubs may go to submit their reservations of Preferred Shares of the Company:

- **Bank UBS S.A.**
  Av. Juscelino Kubitschek, No. 50, 6º andar, São Paulo, State of São Paulo
- **Unibanco – União de Bancos Brasileiros S.A.**
  All branches of the Unibanco União de Bancos Brasileiros S.A.
- **Brokers**
  Offices of the brokers of securities accredited with CBLC-Companhia Brasileira de Liquidação e Custódia to participate in the Offering

São Paulo, November 3, 2003.

Companhia Suzano de Papel e Celulose



Coordinators of the Offering


UBS
Investment
Bank


UNIBANCO

The securities referred to in this Notice to the Market will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.